Exhibit 99.1

For Immediate Release

Linktone Enters Online Casual Gaming Market
Through Acquisition of Brilliant

Also Licenses “Mr. Hammer” Korean Action Game for China

SHANGHAI, China, May 17, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive entertainment products and services to consumers in China, today announced its acquisition of Brilliant Concept Investments Ltd. (Brilliant). Incorporated in the British Virgin Islands, Brilliant is an innovative developer and operator of online casual games in China through Shenzhen Yuan Hang Technology Company Limited. The acquisition is intended to complement and leverage Linktone’s core wireless value-added services business as the company builds a robust interactive entertainment community.

Under the terms of the transaction, Linktone has acquired all of the outstanding shares of Brilliant for total cash consideration not to exceed $11.5 million. The final purchase price installment will be determined based on Brilliant’s performance for full-year 2005. Linktone expects the transaction to be accretive to its 2005 earnings.

Privately-held Brilliant currently offers popular online board and card games to a community of more than 15 million registered users in selected provinces and has supported approximately 60,000 concurrent users during recent peak periods. The Brilliant community of casual gamers maps closely to Linktone’s target user demographic of 16-to-30-year-olds with disposable income to spend on wireless and online entertainment. Linktone plans to expand this community nationwide through the use of its localized sales force, to develop a flexible wireless and online service platform for the seamless delivery of games, and to leverage its international and local content partnerships, as well as internal resources, for the development of new gaming products.

“We believe that the timing is right to enter this promising market, and we envision compelling synergies between Brilliant’s online casual gaming expertise and Linktone’s continued leadership of the mobile gaming and entertainment market,” said Raymond Yang, chief executive officer of Linktone. “We anticipate that the integration of Brilliant’s online business will establish a new revenue stream to supplement our strong wireless business. We also expect it to enhance the execution of our next-generation wireless gaming strategy for Java, BREW and 3G platforms. Finally, we believe that given the broad appeal of casual gaming, the acquisition of Brilliant will accelerate our

A Leading Provider of Consumer Wireless Value-added Services in China development of an interactive entertainment community with seamless access to both wireless and online gaming and other entertainment content.”

First New Product for Online Casual Gaming

Linktone also announced today its licensing of “Mr. Hammer,” a popular online action game available on Yahoo! in Korea, from Neople Co., Ltd. “Mr. Hammer” will be the first new product to be delivered on the company’s online casual gaming platform.

“With its proven popularity in Korea and the encouraging preliminary market research that we have completed in China, we expect ‘Mr. Hammer’ to provide a strong market entry and initial user ‘stickiness’ for our online gaming product portfolio,” said Mr. Yang. “We look forward to working with both international and local gaming partners to continue Linktone’s tradition of leadership in delivering innovative products to the Chinese market.”

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to effectively integrate Brilliant’s operations with Linktone’s existing operations, whether the transaction will be accretive to Linktone’s earnings for full-year 2005, the extent to which a new revenue stream and market opportunity will materialize from the Brilliant acquisition, and Linktone’s ability to leverage the acquisition to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and

A Leading Provider of Consumer Wireless Value-added Services in China services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Investor Relations
Lily Jiang
Linktone Ltd.
Tel: 86-21-6361-1583
ir@linktone.com

A Leading Provider of Consumer Wireless Value-added Services in China